Correspondence

December 28, 2009

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Attention:	Mr. Tom Kluck

Ms. Erin Martin

Re:	Genterra Capital Inc. (a company to be formed by an amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated)
Registration Statement on Form F-4,
initially filed on August 20, 2009 (File No. 333-161460)
and amended on October 26, 2009,
December 2, 2009,  and December 24, 2009, respectively

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Genterra Inc. and Consolidated Mercantile Incorporated (the “Registrant”), hereby requests that the effective date of the Registration Statement referred to above be accelerated to, and that such Registration Statement be declared effective on December 31, 2009 at 12:00 p.m., New York Time, or as soon thereafter as practicable, unless we or our U.S. counsel, Dolgenos Newman & Cronin LLP, request, by telephone that such Registration Statement be declared effective at some other time.

The Registrant acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Sincerely yours,
GENTERRA INC.		CONSOLIDATED MERCANTILE INCORPORATED
By	/s/Mark I. Litwin	By:	/s/Fred Litwin
Name:	Mark I. Litwin	Name:	Fred Litwin
Title:	Chief Executive Officer and Director	Title:	Chief Executive Officer and Director